Filed by Magnum Hunter Resources, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Magnum Hunter Resources, Inc.
Commission File No. 001-12508

Magnum Hunter Merger January 27 - 28, 2005

Forward-Looking Statements This presentation contains certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the proposed distribution and merger, its effect on future earnings, cash flow or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts. Cimarex Energy (NYSE: XEC) and Magnum Hunter Resources (NYSE: MHR) strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in XEC's and MHR's filings with the Securities and Exchange Commission, which are available free of charge on the SEC's website at www.sec.gov. XEC and MHR undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

Additional Information In connection with the proposed merger, Cimarex Energy Company and Magnum Hunter Resources, Inc. will file a proxy statement/prospectus with the SEC. Investors and security holders are urged to carefully read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about Cimarex Energy and Magnum Hunter Resources', without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to either: Cimarex Energy Company, Inc., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203, Attention: Mary Kay Rohrer, Assistant Corporate Secretary; telephone 303-295-3995, fax: 303-295-3494, or Magnum Hunter Resources, Inc., 600 East Los Colinas Blvd., Suite 1100, Irving, Texas, 75039, Attention: Morgan F. Johnston, Corporate Secretary; telephone 972-401-0752, fax: 972-443-6487. Participants in Solicitation Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and their ownership of Cimarex common stock is set forth in the proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Information about the executive officers and directors of Magnum Hunter and their ownership of Magnum Hunter common stock is set forth in the proxy statement for their 2004 Annual Meeting of Stockholders, which was filed with the SEC in August 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

Management Representatives Cimarex Energy Company - NYSE: XEC Mick Merelli, Chairman, President and CEO Tom Jorden, Executive Vice President - Exploration Paul Korus, Vice President, CFO Magnum Hunter Resources, Inc. - NYSE: MHR Gary Evans, President and CEO Brad Davis, Senior Vice President and CFO

Principal Terms Stock for stock 0.415 XEC for each MHR share 53.6% / 46.4% ownership split Assumption of $645MM of MHR debt Debt : capitalization ~25% MHR dividend of its ownership interest in Tel Offshore Trust (TELOZ) ~$0.17 per share MHR to designate one Board member

Why We Like Magnum Hunter Substantial footprint in the Permian Basin Stable production with extensive low-risk drilling inventory Bolt-on Mid-Continent and Gulf Coast projects Measured entree into high rate-of-return GOM projects Opportunity to accelerate drilling

What We Like About The Combination Diversified asset base 40% Mid-Continent 44% Permian Basin 13% Gulf Coast / Gulf of Mexico Significant drilling inventory Lower risk: Mid-Continent and Permian Basin Higher potential: Gulf Coast and Gulf of Mexico Low debt It's all about getting better, not just bigger

Cimarex Strategy Continue to build a company for the long term Growth through the drill bit Consistent profitable growth

Our History '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04PF 38 31 55 60 101 107 125 135 154 147 409 422 447 888 Key Production Bcfe Proved Reserves XEC MHR

Cimarex Strategy Build a company for the long run Growth through the drill bit Consistent profitable growth

Drilling Capital Invested '02 '03 '04E '05E '05PF 104 161 270 378 600 $MM

Cimarex Strategy Build a company for the long run Growth through the drill bit Consistent profitable growth "No debt, no PUDs, short R/P, no hedges?"

Cimarex With Debt? $MM XEC (1) MHR (1) Combined Cash (09/30/04) $ 92 $ 26 $ 115 Debt: Senior Notes Due 2012 --- 195 195 Convertible Note Due 2023 --- 125 125 Bank Debt and Other --- 324 324 Debt : Capitalization NA 51% 25% Before transaction expenses and adjustments

Cimarex With PUDs? Bcfe XEC MHR (1) Combined Proved Developed 444 675 1,119 Proved Undeveloped 5 225 230 Total 449 900 1,349 % PUD 1% 25% 17% R/P Ratio 5.5 10.0 7.7 Based on preliminary XEC evaluation

Cimarex With Hedges? XEC MHR Combined 2005 Volumes Hedged Gas, MMcf/d --- 80 80 Oil, Bopd --- 2,000 2,000 Equivalent, MMcfe/d --- 92 92 2005E Production, MMcfe/d 240 260 500 % Hedged --- 35% 18%

What's Next Seek favorable shareholder votes Targeting 2Q 2005 for close of combination Rationalize 2005 capital program Accelerate drilling

Gary Evans President, Chief Executive Officer and Founder of Magnum Hunter

Magnum Hunter's Shareholder Return $100,000 invested in Magnum Hunter at December 31, 1990, when the Company went public on the Boston Stock Exchange, would be worth approximately $5.6 million today. This calculates to an annual compounded return of 33% over the past 15 years (see Note). In late 2003, the Oil and Gas Journal ranked Magnum Hunter as the number one fastest-growing company based on growth in stockholders' equity. Magnum Hunter's stockholder equity increased from $118 million at year-end 2001 to $612 million as of September 30, 2004. Note: Includes the effect of $6.50 warrants issued in 2000. Shareholders received one warrant for every three shares of Magnum Hunter common stock. Assumes warrants were sold at the average closing price for the first ten trading days ($0.89 per warrant). Also includes the effect of $15.00 warrants issued in 2002. Shareholders received one warrant for every five shares of Magnum Hunter common stock. Assumes warrants were sold at the average closing price for the first ten trading days ($1.12 per warrant). Utilizing the closing price of Cimarex Energy Co. ("XEC") common stock on January 25, 2005, and assuming the .415 exchange ratio along with the TEL Offshore Trust ("TELOZ") dividend distribution equating to $0.17 per share, an original $100,000 investment would be worth approximately $7.1 million today, and the annual compounded return would increase to over 35.4% over the past 15 years.

Indexed Stock Price Performance Note: Peer Group includes Comstock Resources, Forest Oil, Houston Exploration, Newfield Exploration and Swift Energy. Gas and oil weighted at 61% gas, 39% oil, matching Magnum Hunter's current reserve breakdown. * Based on purchase price of $16.67 as of January 25, 2005. 0% 50% 100% 150% 200% 250% 300% 350% 1/25/03 3/25/03 5/25/03 7/25/03 9/25/03 11/25/03 1/25/04 3/25/04 5/25/04 7/25/04 9/25/04 11/25/04 1/25/05 Magnum Hunter Peer Group Gas / Oil S&P 500 Magnum Hunter +205% * Magnum Hunter +142% Gas / Oil +29% S&P 500 +36% Peer Group +79%

Tom Jorden Executive Vice President - Exploration

Exploration Principles Blended / moderate-risk exploration program Internally generated drilling ideas Multi-basin, lower-48 focus Regional effort built upon local expertise Integration between geology, land & engineering Monitor results and provide continuous feedback

Growing the Exploration Team 2002 2003 2004 Geoscientists 28 32 43 Land/Support 30 38 43 Total 58 70 86

Combined Company Core Operating Areas Proved reserves (Bcfe) 596 % Natural gas 54% 4Q 2004 Production (MMcfe/d) 126 2005 Estimated CapEx ($MM) 90 Permian Basin Mid-Continent Proved reserves (Bcfe) 551 % Natural gas 82% 4Q 2004 Production (MMcfe/d) 172 2005 Estimated CapEx ($MM) 190 Gulf of Mexico Proved reserves (Bcfe) 53 % Natural gas 81% 4Q 2004 Production (MMcfe/d) 74 2005 Estimated CapEx ($MM) 140 Proved reserves (Bcfe) 116 % Natural gas 80% 4Q 2004 Production (MMcfe/d) 90 2005 Estimated CapEx ($MM) 160 Gulf Coast NM KS TX LA MS AR OK

2005 Estimated Capital Expenditures Mid-Continent Permian GC GOM Western HP 0.3 0.14 0.27 0.22 0.07 Gulf Coast Permian Mid-Continent 30% 22% 15% 7% 26% >$600MM Western Gulf of Mexico

Mid-Continent

Capital ($MM): 2003A 88 2004E 145 2005E 174 2005PF 190 Gross wells: 2003A 137 2004E 195 2005E 215 2005PF 235 Bolt-on Mid-Continent Projects Cimarex Magnum Hunter

Cretaceous Permian Pennsylvanian Virgil Missouri Des Moines ATOKA Morrow Springer Mississippian Devonian Silurian Ordovician Cambrian Berlin Mona Clinton Lake 13 Finger Skinner Red Fork A Red Fork B Red Fork C Red Fork D Anadarko Basin Targets 4 17 # of Wells # of Wells 2003 2004 78 >120

Clinton Lake / Atoka 3-D Carpenter East, Custer County Clinton Lake /Atoka Wells Producers Success Rate EUR Pre 3-D 37 12 32% 1.5 Bcf Post 3-D 13 10 77% 2-5 Bcf Advanced seismic techniques integrated with extensive subsurface interpretation

Mountain Front 3000 6000 9000 12000 15000 18500 SW NE Granite Wash Des Moinesian/Red Fork Atoka Morrow Deep Springer Morrow Shallow Springer Intermediate Springer Lower Intermediate Springer Wichita Uplift Mountain Front Area Anadarko Basin Kiowa County, OK Overthrust, overturned Springer 2004 Activity 15 of 19 wells successful 2005 Plans 20 locations Extending the play $22-$25 million

Permian Basin

Why We Like the Permian Basin Moderate-risk, multi-pay opportunities Project potential helps achieve exploration and production drilling efficiencies Opportunity to grow through drilling; we were already there An arena where advanced technology mitigates risk Offers projects with attractive rates of return

What MHR Brings Us Significant acreage position offers multi-well, multi-year drilling program Already has an active, ongoing drilling program Have achieved high success rates in multi-pay fields MHR is one of the largest leaseholders in SE New Mexico's Morrow trend Combined company has the necessary expertise to exploit the acreage and grow Cimarex Focus Magnum Hunter Focus

Cimarex Magnum Hunter Chavez Lea Eddy SE New Mexico Projects

MHR West Texas Projects Kermit Field War-Wink West Mash / Arbol De Nada Spraberry

Gulf Coast

Gulf Coast Projects Cimarex Operated Magnum Hunter Operated

Liberty County Update Harris 600 sq mi of 3D seismic data Reprocessed 3D into one dataset, leading to expanded 2005 inventory 2004: 14 gross wells / 6.4 net 10 of 14 successful $25MM of capital Aggressive 2005 program 18 locations; $36MM Mix of exploration and development Liberty Hardin Jefferson Chambers Harris Raywood Hathaway Trinity

West Gueydan Update Salt Mauboules #1 discovery (2003) Miogyp formation at 17,500' First production: March 2004 Producing 24 MMcf/d and 370 BCPD 64.5% WI / 46% NRI Mauboules #2 First production: September 2004 Producing 17 MMcf/d and 285 BCPD Henry Heirs #1 (47.5% WI/35% NRI): Shallow discovery at 13,000' First production: September 2004 Producing 12 MMcf/d and 140 BCPD

Gulf of Mexico

Why We Like the Gulf of Mexico We wanted to be there (in a measured way) Characterized by high rate of return projects Proper application of technology mitigates risk and can work to your favor MHR brings large inventory of acreage blocks, much of it near existing infrastructure Cimarex is well capitalized to accelerate drilling and accommodate risk

Gulf of Mexico

MHR Gulf of Mexico Production '99 '00 '01 Q102 Q202 Q302 Q402 Q103 Q203 Q303 Q403 Q104 Q204 Q304 Q404E Q105E 3300 7600 25056 34650 40236 40958 40630 42022 52599 56910 56232 51826 64431 69950 74000 76000 Mcfe/d

Paul Korus Vice President and CFO

Transaction Detail Fixed exchange ratio of 0.415 Tax-free reorganization MHR special dividend of its interest in TEL Offshore Current FMV ~$15MM Requires shareholder and customary regulatory approvals Closing expected May/June 2005 Mick Merelli: Chairman, President and CEO MHR to designate one Board member Headquarters in Denver, with operating offices in Tulsa, Dallas, Houston and New Orleans

Financial & Operational Impact Accretive to per share reserves, production & cash flow Over $700MM(1) of 2005E EBITDA Triples proved reserves to 1.3 Tcfe, 83% PD Doubles 2005E production to 500 MMcfe/d Extends R/P ratio to 7.7 from 5.5 Prudent use of leverage, manageable debt Based on First Call estimates

MHR Debt Structure $MM Comments Bank Debt $ 320 Fold into XEC 9.6% Senior Notes 195 Due 2012, Callable 2007 Floating Rate Converts 125 Due 2023, Putable on C-O-C Other 5 Total $ 645 Estimated Annual Interest Expense: $40MM Pro Forma Credit Statistics: EBITDA / Interest Expense: ~18X(1) Debt : Cap Ratio: ~25% Based on First Call estimates

Pro Forma Equity Capitalization Basic shares outstanding: Cimarex: 41.7MM Merger consideration: 36.1MM Total: 77.8MM Other: MHR warrants to purchase 7.2MM MHR shares at $15 per share (x 0.415 = 3.0MM XEC shares), expire 03/21/2005 6.0MM MHR options (x 0.415 = 2.5 XEC shares) subject to a cash-out provision. Avg. exercise price ~$8 per MHR share Cimarex options and RSUs: ~3.4MM; diluted shares outstanding (Treasury method) 43.0MM

Production Estimates XEC MHR Fourth Quarter 2004: Oil, Bbls per day 7,428 ~ 12,000 Gas, MMcf per day 186.7 ~ 175.0 Equivalent, MMcfe/d 231.2 ~ 246.0 Annual Averages, MMcfe/d 2004 217.1 ~ 220.0 2003 179.7 200.1 Guidance for 2005 235-245 254-277

MHR Commodity Hedges - Gas 2005 2005 2006 Swaps Swaps Volume, MMBtu/d Volume, MMBtu/d 20,000 NA Price per MMBtu Price per MMBtu $ 6.25 NA Collars Collars Volume, MMBtu/d Volume, MMBtu/d 60,000 20,000 Avg. Floor, MMBtu Avg. Floor, MMBtu $ 4.21 $ 5.25 Avg. Ceiling, MMBtu Avg. Ceiling, MMBtu $ 6.85 $ 6.30

MHR Commodity Hedges - Oil 2005 2005 2006 Swaps Swaps Volume, Bbls/d Volume, Bbls/d 1,000 NA Price per Barrel Price per Barrel $ 34.90 NA Collars Collars Volume, Bbls/d Volume, Bbls/d 1,000 1,000 Avg. Floor, Barrel Avg. Floor, Barrel $ 35.00 $ 30.00 Avg. Ceiling, Barrel Avg. Ceiling, Barrel $ 55.00 $ 35.85

3Q 2004 Operating Statistics XEC MHR Realized Prices, Before Hedging Gas, $/Mcf $ 5.63 $ 5.37 Oil, $/Bbl $ 41.81 $ 41.30 Production Gas, MMcf/d 176.2 165.1 Oil, MBopd 7.4 11.6 LOE, $/Mcfe $ 0.43 $ 0.73 Transportation, $/Mcfe $ 0.13 NA Production Tax, $/Mcfe $ 0.48 $ 0.55 G&A, $/Mcfe $ 0.27 $ 0.23 Effective Tax Rate 37% 39% % Deferred 67% 94%

Staying the Course Continues legacy of growing XEC on a per-share basis Strengthens the company We continue to add "blue chip" assets and talent Prudent use of leverage Greater diversification Moving forward More projects with long-term potential Expanding into new areas: Permian Basin and GOM Rising production profile, strong cash flow and a healthy balance sheet

Contact Information Paul Korus Vice President and CFO Cimarex Energy Co. 1700 Lincoln Street, Suite 1800 Denver, CO 80203 Phone (303) 295-3995 Fax (303) 285-9299 www.cimarex.com Brad Davis SVP & CFO or Howard Tate VP of Capital Markets Magnum Hunter Resources, Inc. 600 Las Colinas Blvd., Suite 1100 Irving, TX 75039 Phone (972) 401-0752 Fax (972) 443-6487 www.magnumhunter.com

Magnum Hunter Merger January 27 - 28, 2005